LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780

WASHINGTON, D.C. 20015

 TELEPHONE (202) 274-2000

FACSIMILE (202) 362-2902

www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S EMAIL

(202) 274-2004	slanter@luselaw.com

June 6, 2014

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn.:	Kathryn McHale, Esq.

Senior Staff Attorney

Re:	First Federal of Northern Michigan Bancorp, Inc.

Registration Statement on Form S-4, File Number 333-195189

Form 10-K for Year Ended December 31, 2013, File No. 000-31957

Dear Ms. McHale:

On behalf of First Federal of Northern Michigan Bancorp, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby responding to comments provided by the Staff in a letter dated May 7, 2014. Set forth below are those comments, as well as the Company’s responses to those comments.

Registration Statement on Form S-4

General

1.	Please note the updating requirements of Rule 8-08 of Regulation S-X and provide an updated consent from your independent accountant in your next pre-effective amendment.

We note the comment. An updated consent from the Company’s independent accountant is contained as Exhibit 23.1 of the amended filing.

LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

Securities and Exchange Commission

June 6, 2014

2.	Please provide the board books to the staff.

The board books were supplementally provided to the staff with confidential treatment requested under cover of letter dated May 14, 2014.

Cover Page

3.	Revise to provide the maximum number of shares that will be issued in connection with the merger.

The disclosure on the cover page has been revised in response to the comment.

4.	Please include the valuation as of a more recent date to when you mail.

The disclosure on the cover page has been revised in response to the comment.

5.	Please confirm that the consideration is only “subject to adjustment” as described in Section 2.04(d) of the Merger Agreement. If there are other situations that would cause adjustment, please refer to those specifically on the cover page.

We confirm to the staff that the exchange ratio is fixed and subject to adjustment only in the event as described in Section 2.04(d) of the Merger Agreement.

Summary

Interests of Certain Persons in the Merger that are Different from Yours, page 5

6.	We note your disclosure that four Alpena Banking Corporation directors will be appointed to your board and that Messrs. Kus and Garber will serve as executive officers. Please revise to provide the information required by Item 18(a)(7) of Form S-4.

The disclosure on pages 96-101 has been supplemented in response to the comment.

7.	Revise to state the cash value of the 10,500 restricted shares of Alpena that will vest for Mr. Kus.

The disclosure on pages 6 and 8 has been revised in response to the comment.

LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

Securities and Exchange Commission

June 6, 2014

Risk Factors

We have a high concentration of loans secured by real estate…, page 11

8.	Revise to include specific information on the economic conditions of your market area as it compares to the state and national averages.

The disclosure on page 12 has been revised in response to the comment.

New regulations could restrict our ability to originate and sell mortgage loans, page 15

9.	It is not clear why this is a specific risk to your company. Please revise to disclose in which of these products and practices your company currently engages and the extent of such engagement.

The disclosure on pages 15-16 has been revised in response to the comment.

Unaudited Pro Forma Combined Consolidated Financial Information Relating to the Merger, page 18

10.	In Note C you disclose that “Individual loan files were reviewed extensively by management to determine an overall credit mark on outstanding loans”. Please tell us and revise to disclose if you identified any loan as purchased credit impaired based on the guidance in ASC 310-30, and if so the related dollar amount of loans identified.

The disclosure on page 25 has been revised in response to the comment.

In addition, we supplementally advise the staff that a fair value adjustment to total loans to reflect credit deterioration in Bank of Alpena’s loan portfolio in the amount of $1.9 million which represents a mark of 5.08% on Bank of Alpena’s outstanding loan portfolio. Individual loan files were reviewed extensively by management to determine an overall credit mark on outstanding loans. The management of Alpena Banking Corporation identified impaired loans of $2.7 million as of December 31, 2013. The loan file review performed by First Federal Bancorp confirmed that the population of impaired loans was complete. By definition, impaired loans of the target are classified as purchased credit impaired based on the guidance in ASC 310-30 and will be accounted for accordingly. The pro forma assumes that future losses would equal the credit mark so no adjustment has been made in future years.

11.	Please revise to include the purchase price allocation required by ASC 805-10-10.

The disclosure on pages 23-24 has been revised in response to the comment.

LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

Securities and Exchange Commission

June 6, 2014

Alpena Banking Corporation’s Background of the Merger, page 31

12.	Expand your discussion to further describe the negotiations that took place regarding the terms of the Merger Agreement, including the consideration to be paid. Revise to make similar changes on page 45.

The disclosure on pages 34-35 and page 50 has been revised in response to the comment.

Opinion of Alpena Banking Corporation’s Financial Advisor, page 36

13.	Revise to state whether Alpena paid any other fees to RP Financial over the past two years, and whether any material relationship existed during that time period prior to Alpena retaining RP Financial in September 2013. Make similar changes to your disclosure regarding your relationship with Austin Associates.

The disclosure on pages 39 and 52 has been revised in response to the comment.

Comparison of Rights of Stockholders, page 76

14.	Revise to delete the statement that the summary discusses “some of” the material differences between the current rights of shareholders. All material differences should be disclosed.

The disclosure on page 80 has been revised in response to the comment.

Information with Regard to First Federal Bancorp

Executive Compensation, page 94

15.	We note your disclosure that the table sets forth your two most highly compensated executive officers other than Mr. Mahler. Please revise to include a third named executive officer to the table, or revise your disclosure if you do not have a third officer for whom disclosure is required under Item 402(m)(2) of Regulation S-K.

The disclosure on page 141 has been revised in response to the comment.

16.	We note that Mr. Mahler receives fees for his service as a member of the board of directors. Please explain the rationale for providing such compensation in addition to the compensation he receives as CEO.

LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

Securities and Exchange Commission

June 6, 2014

Mr. Mahler receives board fees because he is a board member, and as such, he has obligations, responsibilities and liabilities in addition to those he has as an executive officer.

Transactions with Related Persons, page 101

17.	Please confirm that by “other borrowers” in the representations included in this section, you mean “other persons not related to” you. Please refer to Instruction 4(c)(ii) to Item 404(a) of Regulation S-K. Confirm that you will revise this representation in future filings.

The disclosure on page 148 has been revised in response to the comment. The Company confirms that it will revise its disclosure in future filings.

Exhibit 8

18.	Please file an executed tax opinion with your next amendment.

An executed tax opinion is filed with the amended Form S-4 as Exhibit 8.

Form 10-K for the Fiscal Year Ended December 31, 2013

Notes to Consolidated Financial Statements

Note 13. Fair Value Measurements

19.	Please tell us and revise to disclose if you use third party appraisals and how often you obtain updated appraisals for your collateral dependent loans. If this policy varies by loan type please disclose that also. Describe any adjustments you make to the appraised values, including those made as a result of outdated appraisals.

Beginning with the Quarterly Report on Form 10-Q for the quarter ended March 31, 2014, filed on May 13, 2014 the Company’s disclosure regarding Fair Value Measurement has been supplemented to include the following information also supplementally provided in this response to the staff in response to the comment:

A loan is considered impaired when, based on current information and events it is probable the Company will be unable to collect all amounts due (both principal and interest) according to the contractual terms of the original loan agreement. Loans identified as impaired are measured using one of three methods: the loan’s observable market price; the fair value of collateral; or the present value of expected future cash flows. For each period presented, no loans were measured using the loan’s observable

LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

Securities and Exchange Commission

June 6, 2014

market price. Collateral may be in the form of real estate and/or business assets such as accounts receivable, inventory or business equipment.

Real estate is the collateral for the vast majority of our secured lending. The real estate’s value is based on observable market prices and market values provided by independent, third-party licensed or certified appraisers, selected from a list of Company-approved appraisers. Appraisals for all types of collateral-dependent loans are typically requested within 30 days of a loan being deemed impaired. The fair value of impaired loans with specific allocations is essentially based on recent real estate appraisals less estimated costs to sell. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. A review of the bank’s impaired credits is conducted at least quarterly by the credit department. Based on their individual knowledge of the secured collateral as well as the local market for which the collateral is located, appraised collateral values may be further discounted based on the collateral type and location as well as changes in market conditions from the time of valuation and management’s plan for disposal. Subsequent evaluations of collateral are performed on a loan by loan basis as additional facts and circumstances related to the individual credit require, but not less than annually. For impaired collateral dependent loans the bank acquires appraisals following the loans designation as an impaired credit. Additional updates to those valuations are requested based on the facts and circumstances of the individual loan. If further deterioration of the aforementioned collateral occurs, or is believed to have occurred, an updated valuation is obtained by the bank within the calendar quarter.

* * * * *

LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

Securities and Exchange Commission

June 6, 2014

We request that the staff advise the undersigned at (202) 274-2004 or at slanter@luselaw.com or Eric Luse of this office at (202) 274-2002 or at eluse@luselaw.com as soon as possible if it has any further comments.

Respectfully,

/s/ Steven Lanter

Steven Lanter

cc:	Erin Purnell, Esq., SEC Staff Attorney

Michael W. Mahler, President and Chief Executive Officer, First Federal

Craig A. Kus, President and Chief Executive Officer, Bank of Alpena

Martin Werner, Esq.

Eric Luse, Esq.